Exhibit 99.(d)(5)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

A Stock Company; Domiciled in Alabama

www.protective.com

P. O. Box 2606; Birmingham, Alabama 35202; (800) 866-9933

PRE-DETERMINED DEATH BENEFIT PAYOUT ENDORSEMENT

We are amending the Policy to which this endorsement is attached to fix the terms of payment for the Policy's Death Benefit to conform to the instructions you provided us when you purchased the Policy. There is no charge for this endorsement. The Policy is revised as described in this endorsement. Policy provisions not expressly modified by this endorsement remain in full force and effect.

The provisions that follow are added to the Policy as a new Section titled "Pre-Determined Death Benefit Payout".

Payment of the Pre-Determined Death Benefit Proceeds: The amount, frequency and duration for payment of the Death Benefit Proceeds are described in the Death Benefit Payment Schedule shown in the Supplemental Policy Schedule. A Beneficiary may apply Death Benefit Proceeds, which are payable as either an initial or single lump sum, to a settlement option.

If the Death Benefit is adjusted according to the Policy provisions prior to paying the Proceeds to the Beneficiary, the amounts shown in the Death Benefit Payment Schedule will be adjusted pro-rata. Death Benefits payable from any rider attached to this policy will be added to the initial payment of Proceeds.

Death of the Beneficiary: If a Beneficiary dies before their share of the Death Benefit Proceeds are paid in full, we will continue the Installment Payments to their successor Beneficiary. A successor Beneficiary is the person designated, via written notice by the Beneficiary to receive the remaining death benefit proceeds, if any, upon the Beneficiary's death. If no successor Beneficiary is named, or if no successor Beneficiary is living at the time of that Beneficiary's death, we will pay the entire commuted value to the estate of the deceased Beneficiary. The commuted value on the date of death is equal to the Policy Death Benefit. At any time after the date of death, the commuted value is the present value of the unpaid benefit installments, which is determined by multiplying the sum of the unpaid installments by the commutation factor for the number installment years remaining. The commutation factors for this provision are shown in the policy schedule.

Changing the Death Benefit Payment Schedule: While this Policy is in force during the life of the Insured, you may change the Death Benefit Payment Schedule or elect payment of the death benefit in a single lump sum with no installment payments. You may not make a change to the Death Benefit Payment Schedule that lengthens the overall duration of payments. A Beneficiary cannot change the Death Benefit Payment Schedule or elect a single lump sum after the death of the Insured. We must receive written consent from any irrevocable beneficiary or assignee of record.

Signed for the Company as of the Policy Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

Felicia M. Lee
Secretary

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